EXHIBIT 11.1

Computation of per share earnings from continuing operations:

Shares of Common Stock  outstanding  based on actual
  Hanson  ordinary shares and ADSs outstanding and
  stock dividend ratio of one for every 70                       74,408,257
Time-vested restricted shares issued to executive
  officers and key employees                                        728,066
Expected vesting of performance-based restricted
  shares issued to executive officers and key employees           1,310,556
Shares issued to the Company's non employee directors                 4,026
Stock options weighted average                                       26,150
Weighted average Shares outstanding                              76,477,055

   SIX MONTHS ENDED JUNE 30, 1997

         Net income                         102,024,000 = 1.33
                                            -----------
         Shares Outstanding                 76,477,055